Squire Patton Boggs (US) LLP 555 South Flower Street, 31st Floor Los Angeles, CA 90071 O +1 213 624 2500 F +1 213 623 4581 squirepattonboggs.com

July 22, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams, Attorney-Advisor
John Dana Brown, Attorney-Advisor
Beverly Singleton, Staff Accountant
Doug Jones, Staff Accountant

Re:	Kura Sushi USA, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 22, 2019
File No. 333-232551

Ladies and Gentlemen:

On behalf of our client, Kura Sushi USA, Inc. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 18, 2019 (the “Letter”), relating to the Company’s Registration Statement on Form S-1 filed with the Commission on July 16, 2019 (the “Registration Statement”). We are concurrently submitting a revised version of the Registration Statement on Form S-1 (File No. 333-232551) (“Amendment No. 2”).

Each of the Staff’s comments contained in the Letter is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 2 in paper format, marked to show changes from the Registration Statement filed on July 16, 2019.

Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 16, 2019), all page references herein correspond to a page of Amendment No. 2. Capitalized terms not defined herein have the meanings given to them in Amendment No. 2.

U.S. Securities and Exchange Commission	Squire Patton Boggs (US) LLP
July 22, 2019

Amended Form S-1 filed July 16, 2019

General

1.

We note that the forum selection provisions in Article 12 of your Amended and Restated Certificate of Incorporation and Article 9 of your Amended and Restated Bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Describe the provisions in your prospectus, including the relevant forum for litigation and any savings clause or subject matter jurisdiction carve out. Clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 39 of the prospectus to add additional risk factor disclosure with regard to these provisions, as well as describing the provisions on pages 112 and 113 of the prospectus. In addition, the Company advises the Staff that it will include similar language in future filings. For example, the Company will include such language in the risk factors that it will include in each annual report on Form 10-K (irrespective of any exemptions which may be available to the Company). Furthermore, the Company will include the related disclosure on pages 112 and 113 in all future filings that call for disclosure under Item 202 of Regulation S-K. The Company believes that by adding these disclosures to its future filings, investors will be informed regarding the effect of these provisions and how they apply to actions arising under the Securities Act or Exchange Act.

* * * * *

U.S. Securities and Exchange Commission	Squire Patton Boggs (US) LLP
July 22, 2019

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. If you have any questions regarding the above, please do not hesitate to contact me at (614) 365-2759 (aaron.seamon@squirepb.com) or Hiroki Suyama at (213) 689-6506 (hiroki.suyama@squirepb.com).

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

Enclosures

cc:	Koji Shinohara, Chief Financial Officer - Kura Sushi USA, Inc.
Hiroki Suyama, Squire Patton Boggs (US) LLP
Jennifer Carlson, Mayer Brown LLP